Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 20, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10085
FT Income Portfolio, Series 16
(the “Trust”)
CIK No. 1908368 File No. 333-264263

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please describe any emphasis the research department focuses on when selecting the fixed income Funds.

Response: In accordance with the Staff’s comment, the Trust has revised the disclosure as follows:

“When selecting fixed income and hybrid asset ETFs for the Trust, our research department emphasizes Funds that have exposure to U.S. Treasury bonds, Treasury Inflation-Protected Securities (“TIPS”), corporate bonds, both investment grade and non-investment grade, mortgage-backed securities, senior loans, preferred securities, and convertible securities. The factors considered in selecting fixed income and hybrid asset ETFs for the Trust are duration, credit quality, and yield. While the Sponsor did not require any specific criteria with respect to these factors, with interest rates rising and expected to continue rising and with default rates low, there is a greater focus on duration.”

2.The Staff notes the disclosure states that, “In selecting the Funds for the Trust, the Sponsor did not require any specific credit quality, duration or maturity for the underlying securities held by the ETFs.” Please consider revising this disclosure to state it applies to the “fixed income Funds.”

Response:The above-referenced disclosure has been revised. Please refer to the Trust’s response to Comment 1 above.

Risk Factors

3.Please update the “Market Risk” given current market conditions.

Response:The Trust confirms that the “Market Risk” has been revised to reflect current market conditions.

4.If the Trust has exposure to any underlying ETFs that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon